

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2018

Allison Kirkby
Chief Executive Officer
Tele2 AB
Skeppsbron 18
P.O. Box 2094
SE-103 13
Stockholm, Sweden

   Re: Tele2 AB
     Amendment No. 1 to
     Draft Registration Statement on Form F-4
     Submitted August 6, 2018
     CIK No. 0001122535

Dear Ms. Kirkby:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on From F-1

Summary, page 1

1. We note your response to our prior comment 3. Please expand your disclosure to provide more information on the timing of your termination of your reporting obligations. State how long under the applicable laws and regulations your reporting obligations must continue following this combination.

Allison Kirkby
Tele2 AB
August 14, 2018
Page 2

The Merger, page 40

2.   We note your response to our prior comment 4. Please disclose in your registration
        statement that management of Com Hem did not consider any other material offers in lieu
        of the current transaction.

U.S. Federal Income Tax Consequences of the Merger, page 71

3.   We note your response to our prior comment 5 and that you have included a short form
        tax opinion. As you intend for the transaction to qualify as a reorganization under Section
        368 of the Code, please further revise your disclosures here to more clearly state counsel's
        tax opinion on whether the transaction will qualify as such a reorganization. Also state in
        your disclosure here that the discussion is the opinion of tax counsel. To the extent that
        there are any uncertainties, please discuss those uncertainties. Please note that
        descriptions of law alone are not sufficient. Please refer to Sections III.B and C of Staff
        Legal Bulletin 19.

         You may contact Christie Wong, Staff Accountant, at 202-551-3684 or Robert Littlepage,
Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the
financial statements and related matters. Please contact Courtney Lindsay, Staff Attorney, at
202-551-7237 or Celeste Murphy, Legal Branch Chief, at 202-551-3257 with any other
questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Telecommunications